                         This Exhibit Index is on page 3

     As filed with the Securities and Exchange Commission on June 28, 1999

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------
                                    FORM 11-K
                                  ------------


                              MICROS SYSTEMS, INC.
               (Exact name of issuer as specified in its charter)

(Mark One)

       (X) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 1998.

                                       OR

       ( ) TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
           EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________
Commission file number:  0-9993

             MARYLAND                                                 52-1101488
             --------                                                 ----------
(State or other jurisdiction of                          (I.R.S. Employer Identification No.)
 incorporation or organization)

12000 Baltimore Avenue
Beltsville, Maryland                                             20705-1291
(Address of principal executive offices)                         (Zip Code)

                   MICROS SYSTEMS, INC. 401(K) RETIREMENT PLAN
                   -------------------------------------------
                              (Full title of plan)

(Name, address and telephone                 (Copies to:)
number of agent for service)

A.L. GIANNOPOULOS                            ANTHONY H. RICKERT, ESQUIRE
12000 BALTIMORE AVENUE                       PIPER & MARBURY L.L.P.
BELTSVILLE, MARYLAND  20705-1291             1200 NINETEENTH STREET, N.W.
(301) 210-6000                               SEVENTH FLOOR
                                             WASHINGTON, D.C.   20036

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

REQUIRED INFORMATION

(a) Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the MICROS Systems, Inc. 401(k) Retirement Plan as required by Form 11-K together with the report thereon of PricewaterhouseCoopers LLP, independent auditors, dated June 23, 1999.

(b) Exhibits: A consent of PricewaterhouseCoopers LLP is being filed as Exhibit 23 to this Report.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
--------------------------------------------------------------------------------


                                                                                                                    PAGE(s)
                                                                                                                    -------
FINANCIAL STATEMENTS
--------------------
   Report of Independent Accountants............................................................................      1

   Statement of Net Assets Available for Benefits
    with Fund Information as of December 31, 1998...............................................................     2-3

   Statement of Net Assets Available for Benefits
    with Fund Information as of December 31, 1997...............................................................     4-5

   Statement of Changes in Net Assets Available for Benefits
    with Fund Information for the Year Ended December 31, 1998..................................................     6-7

   Statement of Changes in Net Assets Available for Benefits
    with Fund Information for the Year Ended December 31, 1997..................................................     8-9

   Notes to Financial Statements................................................................................    10-15

ADDITIONAL INFORMATION*
-----------------------

   Schedule I - Schedule of Assets Held for Investment Purposes - December 31, 1998.............................     16

   Schedule II - Schedule of Reportable Transactions - Year Ended December 31, 1998.............................     17



* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS

June 23, 1999

To the Participants and Administrator of MICROS Systems, Inc. 401(K) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the MICROS Systems, Inc. 401(K) Retirement Plan (the "Plan") at December 31, 1998 and 1997, and its changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By: s/ PricewaterhouseCoopers LLP

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                       PARTICIPANT DIRECTED
                                      --------------------------------------------------------------------------------------
                                      MERRILL LYNCH           MERRILL LYNCH        MERRILL LYNCH         MERRILL LYNCH
                                         CAPITAL               READY ASSET            PHOENIX             BASIC VALUE
                                          FUND                    TRUST                FUND                  FUND
                                          ----                    -----                ----                  ----

ASSETS
   Uninvested cash
   Investments
      Mutual funds
      Equity securities
      Participant notes
                                       ---------               ---------            ---------               --------
         Total investments

Receivables
   Employer's contributions
   Participants' contributions
                                       ---------               ---------            ---------               --------
         Total receivables
                                       ---------               ---------            ---------               --------
         Total assets

Liabilities
Net assets available for
  benefits                             $    -                  $    -               $    -                  $   -
                                       =========               =========            =========               ========


                                                                     PARTICIPANT DIRECTED
                                -------------------------------------------------------------------------------------------------
                                    MERRILL LYNCH              MERRILL LYNCH            PUTNAM NEW               PUTNAM OTC &
                                 FEDERAL SECURITIES          GLOBAL ALLOCATION         OPPORTUNITIES            EMERGING GROWTH
                                        TRUST                      FUND                    FUND                      FUND
                                        -----                      ----                    ----                      ----

ASSETS
   Uninvested cash
   Investments
      Mutual funds                                                                    $   1,674,101            $     2,496,608
      Equity securities
      Participant notes
                                      ---------                  ---------            -------------            ---------------
         Total investments                                                                1,674,101                  2,496,608

Receivables
   Employer's contributions
   Participants' contributions
                                      ---------                  ---------            -------------            ---------------
         Total receivables
                                      ---------                  ---------            -------------            ---------------
         Total assets                                                                     1,674,101                  2,496,608

Liabilities
Net assets available for
  benefits                            $    -                     $    -               $   1,674,101            $     2,496,608
                                      =========                  =========            =============            ===============



                                      ---------------------
                                        AIM INTERNATIONAL
                                             EQUITY
                                              FUND
                                              ----

ASSETS
   Uninvested cash
   Investments
      Mutual funds                     $     2,020,368
      Equity securities
      Participant notes
                                       ---------------
         Total investments                   2,020,368

Receivables
   Employer's contributions
   Participants' contributions
                                       ---------------
         Total receivables
                                       ---------------
         Total assets                        2,020,368

Liabilities
Net assets available for
  benefits                             $     2,020,368
                                       ===============


   The accompanying notes are an integral part of these financial statments.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                                            PARTICIPANT DIRECTED
                                   ----------------------------------------------------------------------------------------------
                                         PUTNAM                    AIM                  AIM                    PUTNAM
                                       VOYAGER II                 VALUE               CHARTER                  INCOME
                                          FUND                    FUND                 FUND                     FUND
                                          ----                    ----                 ----                     ----

ASSETS

   Uninvested cash
   Investments
      Mutual funds                  $    860,543           $     2,816,265       $     2,513,399           $     688,900
      Equity securities
      Participant notes
                                    ------------           ---------------       ---------------           -------------
         Total investments               860,543                 2,816,265             2,513,399                 688,900

Receivables
   Employer's contributions
   Participants' contributions
                                    ------------           ---------------       ---------------           -------------
         Total receivables
                                    ------------           ---------------       ---------------           -------------
         Total assets                    860,543                 2,816,265             2,513,399                 688,900

Liabilities
Net assets available for
  benefits                          $    860,543           $     2,816,265       $     2,513,399           $     688,900
                                    ============           ===============       ===============           =============

                                          PARTICIPANT DIRECTED
                                 -----------------------------------------
                                      PUTNAM                  MICROS
                                   MONEY MARKET            COMMON STOCK             PARTICIPANT               UNINVESTED
                                       FUND                    FUND                    NOTES                     CASH
                                       ----                    ----                    -----                     ----

ASSETS

   Uninvested cash                                        $        20,340                                     $     3,960
   Investments
      Mutual funds                 $    664,206
      Equity securities                                         1,308,228
      Participant notes                                                           $    559,392
                                   ------------           ---------------         ------------                -----------
         Total investments              664,206                 1,328,568              559,392                      3,960

Receivables
   Employer's contributions
   Participants' contributions
                                   ------------           ---------------         ------------                -----------
         Total receivables
                                   ------------           ---------------         ------------                -----------
         Total assets                   664,206                 1,328,568              559,392                      3,960

Liabilities
Net assets available for
  benefits                         $    664,206           $     1,328,568         $    559,392                $     3,960
                                   ============           ===============         ============                ===========

                                           TOTAL
                                           -----

ASSETS

   Uninvested cash                  $          24,300
   Investments
      Mutual funds                         13,734,390
      Equity securities                     1,308,228
      Participant notes                       559,392
                                    -----------------
         Total investments                 15,626,310

Receivables
   Employer's contributions
   Participants' contributions
                                    -----------------
         Total receivables
                                    -----------------
         Total assets                      15,626,310

Liabilities
Net assets available for
  benefits                          $      15,626,310
                                    =================


   The accompanying notes are an integral part of these financial statements.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                                                PARTICIPANT DIRECTED
                                      ---------------------------------------------------------------------------------------
                                      MERRILL LYNCH           MERRILL LYNCH        MERRILL LYNCH         MERRILL LYNCH
                                         CAPITAL               READY ASSET            PHOENIX             BASIC VALUE
                                          FUND                    TRUST                FUND                  FUND
                                          ----                    -----                ----                  ----

ASSETS
   Uninvested cash
   Investments
      Mutual funds
      Equity securities
      Participant notes
                                       ---------               ---------            ---------               --------
         Total investments

Receivables
   Employer's contributions
   Participants' contributions
                                       ---------               ---------            ---------               --------
         Total receivables
                                       ---------               ---------            ---------               --------
         Total assets

Liabilities
Net assets available for
  benefits                             $    -                  $    -               $    -                  $   -
                                       =========               =========            =========               ========

                                                                          PARTICIPANT DIRECTED
                                     ----------------------------------------------------------------------------------------------
                                        MERRILL LYNCH              MERRILL LYNCH            PUTNAM NEW               PUTNAM OTC &
                                     FEDERAL SECURITIES          GLOBAL ALLOCATION         OPPORTUNITIES            EMERGING GROWTH
                                            TRUST                      FUND                    FUND                      FUND
                                            -----                      ----                    ----                      ----

ASSETS
   Uninvested cash
   Investments
      Mutual funds                                                                        $     959,136            $     2,108,532
      Equity securities
      Participant notes
                                          ----------                 ---------            -------------            ---------------
         Total investments                                                                      959,136                  2,108,532

Receivables
   Employer's contributions
   Participants' contributions
                                          ----------                 ---------            -------------            ---------------
         Total receivables
                                          ----------                 ---------            -------------            ---------------
         Total assets                                                                           959,136                  2,108,532

Liabilities
Net assets available for
  benefits                                $    -                     $    -               $     959,136            $     2,108,532
                                          =========                  =========            =============            ===============

                                          PARTICIPANT DIRECTED
                                        ------------------------
                                            AIM INTERNATIONAL
                                                 EQUITY
                                                  FUND
                                                  ----

ASSETS
   Uninvested cash
   Investments
      Mutual funds                         $     1,577,775
      Equity securities
      Participant notes
                                           ---------------
         Total investments                       1,577,775

Receivables
   Employer's contributions
   Participants' contributions
                                           ---------------
         Total receivables
                                           ---------------
         Total assets                            1,577,775

Liabilities
Net assets available for
  benefits                                 $     1,577,775
                                           ===============

The accompanying notes are an integral part of these financial statements.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1997
--------------------------------------------------------------------------------


                                                                                                 PARTICIPANT DIRECTED
                                    -------------------------------------------------------------------------------------------
                                         PUTNAM                    AIM                  AIM                    PUTNAM
                                       VOYAGER II                 VALUE               CHARTER                  INCOME
                                          FUND                    FUND                 FUND                     FUND
                                          ----                    ----                 ----                     ----

ASSETS
   Uninvested cash
   Investments
      Mutual funds                  $    407,464           $     2,181,055       $     2,000,686           $     570,945
      Equity securities
      Participant notes
                                    ------------           ---------------       ---------------           -------------
         Total investments               407,464                 2,181,055             2,000,686                 570,945

Receivables
   Employer's contributions
   Participants' contributions
                                    ------------           ---------------       ---------------           -------------
         Total receivables
                                    ------------           ---------------       ---------------           -------------
         Total assets                    407,464                 2,181,055             2,000,686                 570,945

Liabilities
                                    ------------           ---------------       ---------------           -------------
Net assets available for
  benefits                          $    407,464           $     2,181,055       $     2,000,686           $     570,945
                                    ============           ===============       ===============           =============

                                                PARTICIPANT DIRECTED
                                    --------------------------------------------
                                         PUTNAM                  MICROS
                                      MONEY MARKET            COMMON STOCK             PARTICIPANT               UNINVESTED
                                          FUND                    FUND                    NOTES                     CASH
                                          ----                    ----                    -----                     ----

ASSETS
   Uninvested cash                                            $     10,227                                       $    17,276
   Investments
      Mutual funds                    $    548,689
      Equity securities                                            587,655
      Participant notes                                                              $    493,600
                                      ------------            ------------           ------------                -----------
         Total investments                 548,689                 597,882                493,600                     17,276

Receivables
   Employer's contributions
   Participants' contributions
                                      ------------            ------------           ------------                -----------
         Total receivables
                                      ------------            ------------           ------------                -----------
         Total assets                      548,689                 597,882                493,600                     17,276

Liabilities
                                      ------------            ------------           ------------                -----------
Net assets available for
  benefits                            $    548,689            $    597,882           $    493,600                $    17,276
                                      ============            ============           ============                ===========





                                              TOTAL
                                              -----

ASSETS
   Uninvested cash                     $        27,503
   Investments
      Mutual funds                          10,354,282
      Equity securities                        587,655
      Participant notes                        493,600
                                       ---------------
         Total investments                  11,463,040

Receivables
   Employer's contributions
   Participants' contributions
                                       ---------------
         Total receivables
                                       ---------------
         Total assets                       11,463,040

Liabilities
                                       ---------------
Net assets available for
  benefits                             $    11,463,040
                                       ===============



The accompanying notes are an integral part of these financial statements.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                            PARTICIPANT DIRECTED
                                    ----------------------------------------------------------------------------------------
                                      MERRILL LYNCH           MERRILL LYNCH        MERRILL LYNCH         MERRILL LYNCH
                                         CAPITAL               READY ASSET            PHOENIX             BASIC VALUE
                                          FUND                    TRUST                FUND                  FUND
                                          ----                    -----                ----                  ----
Additions to net assets
 attributed to:
   Investment income
      Interest and dividends
      Net appreciation
       (depreciation) in fair
       value of investments
                                      ---------------         -------------      ---------------         ---------------

                                      ---------------         -------------      ---------------         ---------------
   Contributions
      Employer's
      Participants'
                                      ---------------         -------------      ---------------         ---------------

                                      ---------------         -------------      ---------------         ---------------
         Total additions

Deductions from net assets
  attributed to:
Benefits paid to participants
                                      ---------------         -------------      ---------------         ---------------
Net increase prior to
 interfund transfers
Interfund transfers
                                      ---------------         -------------      ---------------         ---------------
   Net increase (decrease)

Net assets available for benefits
   Beginning of year
                                      ---------------         -------------      ---------------         ---------------
   End of year                        $       -               $     -            $       -               $       -
                                      ===============         =============      ===============         ===============

                                                                            PARTICIPANT DIRECTED
                                    -----------------------------------------------------------------------------------------------
                                        MERRILL LYNCH              MERRILL LYNCH            PUTNAM NEW               PUTNAM OTC &
                                     FEDERAL SECURITIES          GLOBAL ALLOCATION         OPPORTUNITIES            EMERGING GROWTH
                                            TRUST                      FUND                    FUND                      FUND
                                            -----                      ----                    ----                      ----
Additions to net assets
 attributed to:
   Investment income
      Interest and dividends                                                               $       50,900          $        78,182
      Net appreciation
       (depreciation) in fair
       value of investments                                                                       246,808                  168,831
                                           --------------         ---------------          --------------          ---------------
                                                                                                  297,708                  247,013
                                           --------------         ---------------          --------------          ---------------
   Contributions
      Employer's                                                                                  130,952                  110,457
      Participants'                                                                               548,158                  438,346
                                           --------------         ---------------          --------------          ---------------
                                                                                                  679,110                  548,803
                                           --------------         ---------------          --------------          ---------------
         Total additions                                                                          976,818                  795,816

Deductions from net assets
  attributed to:
Benefits paid to participants                                                                     152,834                  243,841
                                           --------------         ---------------          --------------          ---------------
Net increase prior to
 interfund transfers                                                                              823,984                  551,975
Interfund transfers                                                                              (109,019)                (163,899)
                                           --------------         ---------------          --------------          ---------------
   Net increase (decrease)                                                                        714,965                  388,076

Net assets available for benefits
   Beginning of year                                                                              959,136                2,108,532
                                           --------------         ---------------          --------------          ---------------
   End of year                             $      -               $       -                $    1,674,101          $     2,496,608
                                           ==============         ===============          ==============          ===============

                                       PARTICIPANT DIRECTED
                                     ------------------------
                                          AIM INTERNATIONAL
                                               EQUITY
                                                FUND
                                                ----
Additions to net assets
 attributed to:
   Investment income
      Interest and dividends              $        33,538
      Net appreciation
       (depreciation) in fair
       value of investments                       179,775
                                          ---------------
                                                  213,313
                                          ---------------
   Contributions
      Employer's                                   81,815
      Participants'                               322,159
                                          ---------------
                                                  403,974
                                          ---------------
         Total additions                          617,287

Deductions from net assets
  attribute to:
Benefits paid to participants                     147,188
                                          ---------------
Net increase prior to
 interfund transfers                              470,099
Interfund transfers                               (27,506)
                                          ---------------
   Net increase (decrease)                        442,593

Net assets available for benefits
   Beginning of year                            1,577,775
                                          ---------------
   End of year                            $     2,020,368
                                          ===============


The accompanying notes are an integral part of these financial statements.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                   PARTICIPANT DIRECTED
                                      -----------------------------------------------------------------------------------
                                          PUTNAM                 AIM                 AIM                 PUTNAM
                                        VOYAGER II              VALUE              CHARTER               INCOME
                                           FUND                 FUND                FUND                  FUND
                                           ----                 ----                ----                  ----
Additions to net assets
 attributed to:
   Investment income
      Interest and dividends           $     29,686      $       176,260      $       106,085        $     38,505
      Net appreciation
       (depreciation) in fair
       value of investments                 120,263              525,252              433,910             (16,459)
                                       ------------      ---------------      ---------------        ------------
                                            149,949              701,512              539,995              22,046
                                       ------------      ---------------      ---------------        ------------
   Contributions
      Employer's                             67,985               79,099               51,283              36,107
      Participants'                         266,447              333,053              205,348             139,184
                                       ------------      ---------------      ---------------        ------------
                                            334,432              412,152              256,631             175,291
                                       ------------      ---------------      ---------------        ------------
         Total additions                    484,381            1,113,664              796,626             197,337

Deductions from net assets
   attributed to:
   Benefits paid to participants             77,071              302,433              191,204             104,402
                                       ------------      ---------------      ---------------        ------------
Net increase (decrease) prior to
 interfund transfers                        407,310              811,231              605,422              92,935
Interfund transfers                          45,769             (176,021)             (92,709)             25,020
                                       ------------      ---------------      ---------------        ------------
   Net increase (decrease)                  453,079              635,210              512,713             117,955

Net assets available for benefits
   Beginning of year                        407,464            2,181,055            2,000,686             570,945
                                       ------------      ---------------      ---------------        ------------
   End of year                         $    860,543      $     2,816,265      $     2,513,399        $    688,900
                                       ============      ===============      ===============        ============

                                                  PARTICIPANT DIRECTED
                                      ------------------------------------------------
                                            PUTNAM                        MICROS
                                         MONEY MARKET                  COMMON STOCK             PARTICIPANT
                                             FUND                          FUND                    NOTES
                                             ----                          ----                    -----
Additions to net assets
 attributed to:
   Investment income
      Interest and dividends             $     33,670                  $           754         $     47,165
      Net appreciation
       (depreciation) in fair
       value of investments                                                    327,997
                                         ------------                  ---------------         ------------
                                               33,670                          328,751               47,165
                                         ------------                  ---------------         ------------
   Contributions
      Employer's                              (34,533)                          58,159
      Participants'                           133,968                          249,607
                                         ------------                  ---------------         ------------
                                               99,435                          307,766
                                         ------------                  ---------------         ------------
         Total additions                      133,105                          636,517               47,165

Deductions from net assets
   attributed to:
   Benefits paid to participants              282,777                          103,927               29,769
                                         ------------                  ---------------         ------------
Net increase (decrease) prior to
 interfund transfers                         (149,672)                         532,590               17,396
Interfund transfers                           265,189                          198,096               48,396
                                         ------------                  ---------------         ------------
   Net increase (decrease)                    115,517                          730,686               65,792

Net assets available for benefits
   Beginning of year                          548,689                          597,882              493,600
                                         ------------                  ---------------         ------------
   End of year                           $    664,206                  $     1,328,568         $    559,392
                                         ============                  ===============         ============




                                            UNINVESTED
                                               CASH                      TOTAL
                                               ----                      -----
Additions to net assets
 attributed to:
   Investment income
      Interest and dividends                                    $       594,745
      Net appreciation
       (depreciation) in fair
       value of investments                                           1,986,377
                                           -----------          ---------------
                                                                      2,581,122
                                           -----------          ---------------
   Contributions
      Employer's                                                        581,324
      Participants'                                                   2,636,270
                                           -----------          ---------------
                                                                      3,217,594
                                           -----------          ---------------
         Total additions                                              5,798,716

Deductions from net assets
   attributed to:
   Benefits paid to participants                                      1,635,446
                                           -----------          ---------------
Net increase (decrease) prior to
 interfund transfers                                                  4,163,270
Interfund transfers                        $   (13,316)
                                           -----------          ---------------
   Net increase (decrease)                     (13,316)               4,163,270

Net assets available for benefits
   Beginning of year                            17,276               11,463,040
                                           -----------          ---------------
   End of year                             $     3,960          $    15,626,310
                                           ===========          ===============


The accompanying notes are an integral part of these financial statements.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                                                     PARTICIPANT DIRECTED
                                    -----------------------------------------------------------------------------------------
                                      MERRILL LYNCH           MERRILL LYNCH        MERRILL LYNCH         MERRILL LYNCH
                                         CAPITAL               READY ASSET            PHOENIX             BASIC VALUE
                                          FUND                    TRUST                FUND                  FUND
                                          ----                    -----                ----                  ----
Additions to net assets
 attributed to:
   Investment income
      Interest and dividends                                  $       3,471
      Net appreciation
       (depreciation) in fair
       value of investments           $         8,743                31,986      $         9,478         $        46,563
                                      ---------------         -------------      ---------------         ---------------
                                                8,743                35,457                9,478                  46,563
                                      ---------------         -------------      ---------------         ---------------
   Contributions
      Employer's
      Participants'                            10,124                33,553               38,155                  30,265
                                      ---------------         -------------      ---------------         ---------------
                                               10,124                33,553               38,155                  30,265
                                      ---------------         -------------      ---------------         ---------------
         Total additions                       18,867                69,010               47,633                  76,828

Deductions from net assets
  attributed to:
Benefits paid to participants
                                      ---------------         -------------      ---------------         ---------------
Net increase prior to
 interfund transfers                           18,867                69,010               47,633                  76,828
Interfund transfers                        (1,697,550)             (547,330)          (1,768,092)             (1,683,231)
                                      ---------------         -------------      ---------------         ---------------
   Net increase (decrease)                 (1,678,683)             (478,320)          (1,720,459)             (1,606,403)

Net assets available for benefits
   Beginning of year                        1,678,683               478,320            1,720,459               1,606,403
                                      ---------------         -------------      ---------------         ---------------
   End of year                        $       -               $     -            $       -               $       -
                                      ===============         =============      ===============         ===============

                                                                              PARTICIPANT DIRECTED
                                    -----------------------------------------------------------------------------------------------
                                        MERRILL LYNCH              MERRILL LYNCH            PUTNAM NEW               PUTNAM OTC &
                                     FEDERAL SECURITIES          GLOBAL ALLOCATION         OPPORTUNITIES            EMERGING GROWTH
                                            TRUST                      FUND                    FUND                      FUND
                                            -----                      ----                    ----                      ----
Additions to net assets
 attributed to:
   Investment income
      Interest and dividends                                                               $       19,968
      Net appreciation
       (depreciation) in fair
       value of investments                $          393         $        15,275                  90,866          $       189,231
                                           --------------         ---------------          --------------          ---------------
                                                      393                  15,275                 110,834                  189,231
                                           --------------         ---------------          --------------          ---------------
   Contributions
      Employer's                                                                                  118,460                  109,566
      Participants'                                                        13,142                 535,264                  481,552
                                           --------------         ---------------          --------------          ---------------
                                                                           13,142                 653,724                  591,118
                                           --------------         ---------------          --------------          ---------------
         Total additions                              393                  28,417                 764,558                  780,349

Deductions from net assets
  attributed to:
Benefits paid to participants                                                                      26,153                  272,255
                                           --------------         ---------------          --------------          ---------------
Net increase prior to
 interfund transfers                                  393                  28,417                 738,405                  508,094
Interfund transfers                              (350,856)             (1,349,921)                220,731                1,600,438
                                           --------------         ---------------          --------------          ---------------
   Net increase (decrease)                       (350,463)             (1,321,504)                959,136                2,108,532

Net assets available for benefits
   Beginning of year                              350,463               1,321,504
                                           --------------         ---------------          --------------          ---------------
   End of year                             $      -               $       -                $      959,136          $     2,108,532
                                           ==============         ===============          ==============          ===============


                                      PARTICIPANT DIRECTED
                                    ------------------------
                                           AIM INTERNATIONAL
                                                EQUITY
                                                 FUND
                                                 ----
Additions to net assets
 attributed to:
   Investment income
      Interest and dividends               $         5,836
      Net appreciation
       (depreciation) in fair
       value of investments                         88,167
                                           ---------------
                                                    94,003
                                           ---------------
   Contributions
      Employer's                                    73,382
      Participants'                                324,546
                                           ---------------
                                                   397,928
                                           ---------------
         Total additions                           491,931

Deductions from net assets
  attributed to:
Benefits paid to participants                      185,233
                                           ---------------
Net increase prior to
 interfund transfers                               306,698
Interfund transfers                              1,271,077
                                           ---------------
   Net increase (decrease)                       1,577,775

Net assets available for benefits
   Beginning of year
                                           ---------------
   End of year                             $     1,577,775
                                           ===============


The accompanying notes are an integral part of these financial statements.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                                                  PARTICIPANT DIRECTED
                                      --------------------------------------------------------------------------------------
                                          PUTNAM                 AIM                 AIM                 PUTNAM
                                        VOYAGER II              VALUE              CHARTER               INCOME
                                           FUND                 FUND                FUND                  FUND
                                           ----                 ----                ----                  ----
Additions to net assets
 attributed to:
   Investment income
      Interest and dividends           $        645      $       219,458      $       212,766        $     28,141
      Net appreciation
       (depreciation) in fair
       value of investments                  48,816              141,298               97,132               6,069
                                       ------------      ---------------      ---------------        ------------
                                             49,461              360,756              309,898              34,210
                                       ------------      ---------------      ---------------        ------------
   Contributions
      Employer's                             58,567               56,165               40,314              27,446
      Participants'                         247,612              266,577              200,375             195,952
                                       ------------      ---------------      ---------------        ------------
                                            306,179              322,742              240,689             223,398
                                       ------------      ---------------      ---------------        ------------
         Total additions                    355,640              683,498              550,587             257,608

Deductions from net assets
  attributed to:
   Benefits paid to participants             20,560              169,551              174,317              36,849
                                       ------------      ---------------      ---------------        ------------
Net increase (decrease) prior to
 interfund transfers                        335,080              513,947              376,270             220,759
Interfund transfers                          72,384            1,667,108            1,624,416             350,186
                                       ------------      ---------------      ---------------        ------------
   Net increase (decrease)                  407,464            2,181,055            2,000,686             570,945

Net assets available for benefits
   Beginning of year
                                       ------------      ---------------      ---------------        ------------
   End of year                         $    407,464      $     2,181,055      $     2,000,686        $    570,945
                                       ============      ===============      ===============        ============

                                                    PARTICIPANT DIRECTED
                                      ----------------------------------------------
                                           PUTNAM                        MICROS
                                        MONEY MARKET                  COMMON STOCK             PARTICIPANT             UNINVESTED
                                            FUND                          FUND                    NOTES                   CASH
                                            ----                          ----                    -----                   ----
Additions to net assets
 attributed to:
   Investment income
      Interest and dividends            $     27,337                  $        613            $     34,491
      Net appreciation
       (depreciation) in fair
       value of investments                                                188,700
                                        ------------                  ------------            ------------            -----------
                                              27,337                       189,313                  34,491
                                        ------------                  ------------            ------------            -----------
   Contributions
      Employer's                             (89,782)                       37,959
      Participants'                          103,696                       185,538
                                        ------------                  ------------            ------------            -----------
                                              13,914                       223,497
                                        ------------                  ------------            ------------            -----------
         Total additions                      41,251                       412,810                  34,491

Deductions from net assets
  attributed to:
   Benefits paid to participants              97,820                        12,126                     699
                                        ------------                  ------------            ------------            -----------
Net increase (decrease) prior to
 interfund transfers                         (56,569)                      400,684                  33,792
Interfund transfers                          605,258                      (110,738)                 78,844            $    17,276
                                        ------------                  ------------            ------------            -----------
   Net increase (decrease)                   548,689                       289,946                 112,636                 17,276

Net assets available for benefits
   Beginning of year                                                       307,936                 380,964
                                        ------------                  ------------            ------------            -----------
   End of year                          $    548,689                  $    597,882            $    493,600            $    17,276
                                        ============                  ============            ============            ===========





                                                      TOTAL
                                                      -----
Additions to net assets
 attributed to:
   Investment income
      Interest and dividends                 $       552,726
      Net appreciation
       (depreciation) in fair
       value of investments                          962,717
                                             ---------------
                                                   1,515,443
                                             ---------------
   Contributions
      Employer's                                     432,077
      Participants'                                2,666,351
                                             ---------------
                                                   3,098,428
                                             ---------------
         Total additions                           4,613,871

Deductions from net assets
  attributed to:
   Benefits paid to participants                     995,563
                                             ---------------
Net increase (decrease) prior to
 interfund transfers                               3,618,308
Interfund transfers
                                             ---------------
   Net increase (decrease)                         3,618,308

Net assets available for benefits
   Beginning of year                               7,844,732
                                             ---------------
   End of year                               $    11,463,040
                                             ===============


   The accompanying notes are an integral part of these financial statements.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the MICROS Systems, Inc. 401(K) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

A.        GENERAL

The Plan is a defined contribution plan, sponsored by MICROS Systems, Inc. (the Company), covering all employees of the Company who have completed three consecutive months of service and are age twenty-one or older. Eligible employees may enroll in the Plan on the first day of the plan year quarter coincident with or next following the date on which eligibility criteria are met. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B.        CONTRIBUTIONS

Participants may contribute 1% to 15% of their compensation to the Plan on a pre-tax basis through salary deductions; however, annual contributions may not exceed the maximum allowed under the Internal Revenue Code in any calendar year ($10,000 and $9,500 per taxpayer for the 1998 and 1997 calendar years, respectively). Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

The Company contributes a guaranteed 50% of the first 5% of a participant's contribution. Additionally, at the end of each plan year the Plan provides for the availability of discretionary year-end profit sharing contributions, depending upon profits and Board of Directors approval.

C.        VESTING

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. A participant's interest in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon, becomes vested 20% after two years of service and increases 20% each year thereafter until becoming fully vested after six years. Participants immediately vest upon death or disability.

D.        PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

E.        FORFEITED ACCOUNTS

In 1998 and 1997, employer contributions were reduced by $59,733 and $115,394, respectively, from forfeited nonvested accounts. These amounts were applied against employer contributions to the Putnam

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Money Market Fund in the respective year.

F.        INVESTMENT OPTIONS

At January 1, 1997, participants had the following investment options:

          MERRILL LYNCH CAPITAL FUND. This fund is a Merrill Lynch sponsored mutual fund whose investment objective is to achieve the highest total investment return consistent with prudent risk. Fund management may shift emphasis among equity, debt or convertible securities.

          MERRILL LYNCH READY ASSET TRUST. This fund's objective is to maintain a value of one dollar. Purchases are principally made in investments that have a short-term maturity.

          MERRILL LYNCH PHOENIX FUND. This fund is designed for investors seeking long-term growth of capital through a diversified portfolio of equity and fixed-income securities that fund management believes are undervalued.

          MERRILL LYNCH FEDERAL SECURITIES TRUST. This fund seeks to achieve high current return by investing in securities issued or guaranteed by the U.S. government or U.S. government agencies and enterprises.

          MERRILL LYNCH BASIC VALUE FUND. This fund strives for capital appreciation, then income, by investing in securities, primarily equities, that fund management believes are undervalued.

          MERRILL LYNCH GLOBAL ALLOCATION FUND. This fund seeks to achieve the highest investment return consistent with prudent risk through a fully managed investment policy utilizing domestic and foreign equity, debt, and money market instruments.

Effective January 29, 1997, the Plan discontinued the Merrill Lynch funds as investment options. All monies invested in these funds were transferred into mutual funds offered by AIM and Putnam on January 31, 1997. The transfer took place as follows:

TRANSFERRED FROM:                            TRANSFERRED TO:

Merrill Lynch Basic Value Fund               AIM Value Fund
Merrill Lynch Capital Fund                   AIM Charter Fund
Merrill Lynch Global Allocation Fund         AIM International Growth Fund
Merrill Lynch Phoenix Fund                   Putnam OTC & Emerging Growth Fund
Merrill Lynch Federal Securities Trust       Putnam Income Fund
Merrill Lynch Ready Asset Trust              Putnam Money Market Fund

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

After the transfer occurred, participants were also offered the Putnam New Opportunities Fund and the Putnam Voyager II Fund. A brief description of participants' investment options at December 31, 1998 and December 31, 1997 follows:

          PUTNAM NEW OPPORTUNITIES FUND. This mutual fund has an aggressive growth objective and seeks long-term capital appreciation. This fund normally invests in common stocks in these sectors: personal communications, media/entertainment and environmental services.

          PUTNAM OTC & EMERGING GROWTH FUND. This mutual fund typically invests in small to mid-size companies whose sales and earnings are growing at very strong rates. The portfolio may include common stocks that are traded in the over-the-counter (OTC) market and stocks of emerging growth companies used on securities exchanges.

          AIM INTERNATIONAL EQUITY FUND. This fund seeks to provide long-term growth of capital by investing in a diversified portfolio of international equity securities with strong earnings momentum.

          PUTNAM VOYAGER II FUND. This mutual fund seeks long-term growth of capital. The fund invests primarily in common stocks issued by companies that the fund's management believes have potential for above-average capital appreciation relative to the market.

          AIM VALUE FUND. This mutual fund seeks long-term growth of capital, then income. The fund invests primarily in equity securities of companies that fund management believes are undervalued.

          AIM CHARTER FUND. This mutual fund seeks capital growth and current income. It invests primarily in dividend-paying common stocks.

          PUTNAM INCOME FUND. This mutual fund seeks high current income consistent with prudent risk. It invests in a wide range of bonds issued by U.S. and foreign corporations and government agencies.

          PUTNAM MONEY MARKET FUND. The fund's objective is to maintain a value of one dollar. Purchases are principally made in investments that have a short-term maturity.

At December 31, 1998 and December 31, 1997, participants also had the option to invest in the MICROS Common Stock Fund. This fund consists of shares of MICROS Systems, Inc. common stock and cash.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


G.        PAYMENT OF BENEFITS

Each participant is entitled to the market value of their vested benefits calculated as of the valuation date following retirement, death, disability or termination of employment. These benefits will be distributed in a single lump sum payment, or in installments to the participant or another qualified plan as designated by the participant if the account balance exceeds $3,500. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

H.        PARTICIPANT NOTES

Upon approval by the Plan Trustee/Sponsors, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested portion of their total account balance, including both employee and Company contributions. These transactions are treated as transfers to (from) the investment fund from (to) the Participant Notes fund. Notes are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Trustee/Sponsors, and approximate fair value. Interest rates on notes outstanding at December 31, 1998 range from 6.0% to 9.5%. Principal and interest are paid ratably through bi-weekly payroll deductions over a period not extending beyond five years from the date of the note. Loans may extend past five years if it is determined at the time of the loan that the funds will be used to acquire the principal residence of the participant.

I.        ADMINISTRATIVE EXPENSES

The Company pays Emjay Corporation directly for certain normal Plan administrative expenses. Company personnel also perform various administrative services for the Plan, including maintenance of participant records on a noncompensatory basis.


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

A.        BASIS OF ACCOUNTING

The Plan's financial statements are prepared on the accrual basis of accounting.

B.        USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

C.        INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

D.        CONTRIBUTIONS

Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Company contributions are recorded in the same period.

E.        PAYMENT OF BENEFITS

Benefits are recorded when paid.

F.         RECLASSIFICATIONS

Certain prior year amounts in the accompanying financial statements have been reclassified to conform to the current year presentation.

NOTE 3 - PLAN AMENDMENT

Effective January 29, 1997, the Company amended the Plan in its entirety by adopting the Emjay Corporation Regional Prototype Non-Standardized 401(k) Plan. At this time, the Plan also changed its participant-directed investment options from a combination of Merrill Lynch mutual funds and MICROS common stock to AIM and Putnam mutual funds and MICROS common stock.


NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan termination, participants will become 100 percent vested in their accounts.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 5 - TAX STATUS

The Plan, as amended effective January 29, 1997, is a non-standardized prototype plan sponsored by Emjay Corporation who has represented that it has received a favorable determination letter from the Internal Revenue Service (IRS). In addition, the Company filed a request for determination with the IRS and received a favorable determination letter dated October 10, 1995. Management has represented that the Plan is designed and is currently being operated in compliance with all applicable provisions of the Internal Revenue Code and ERISA. Therefore, no provision for income taxes has been included in the Plan's financial statements.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

Schedule I - Schedule of Assets Held for Investment Purposes - December 31, 1998

                                                                                                                         CURRENT
IDENTITY OF ISSUE                          DESCRIPTION OF INVESTMENT          UNITS                  COST                 VALUE
-----------------                          -------------------------          -----                  ----                 -----
Putnam Investments:
   New Opportunities Fund            Class A shares, $58.43 per share       28,651.386         $  1,389,954        $    1,674,101
   OTC & Emerging Growth Fund        Class A shares, $17.25 per share      144,730.915            2,198,456             2,496,608
   Voyager II Fund                   Class A shares, $22.70 per share       37,909.363              718,172               860,543
   Income Fund                       Class A shares, $6.92 per share        99,552.088              699,912               688,900
   Money Market Fund                 Class A shares, $1.00 per share       664,206.450              664,206               664,206
AIM Family of Funds:
   International Equity Fund         Class A shares, $18.61 per share      108,563.550            1,808,587             2,020,368
   Value Fund                        Class A shares, $40.19 per share       70,073.784            2,260,983             2,816,265
   Charter Fund                      Class A shares, $14.91 per share      168,571.333            2,057,427             2,513,399
MICROS Common Stock                  Common Stock $32.88 per share          39,794.000              949,300             1,308,228
                                                                                         ------------------    ------------------
                                                                                                 12,737,997            15,042,618
                                                                                         ------------------    ------------------

Participant Notes (6.0% - 9.5%)                                                                                           559,392
                                                                                         ------------------    ------------------
                                                                                         $       12,737,997    $       15,602,010
                                                                                         ==================    ==================

SCHEDULE II - SCHEDULE OF REPORTABLE TRANSACTIONS - YEAR ENDED DECEMBER 31,
1998*

                                        PURCHASES                   SALES
                                        ---------       --------------------------------------
                                         COST OF                      CURRENT          GAIN/
IDENTITY OF ISSUE                       PURCHASES       COST           VALUE          (LOSS)
-----------------                       ---------       ----          -------         ------
Putnam  New Opportunities Fund          $828,087       $312,091       $359,931       $ 47,840

Putnam OTC & Emerging Growth Fund        720,742        464,008        501,497         37,489

Putnam Money Market Fund                 788,055        672,537        672,537              -

AIM International Equity Fund            602,807        316,512        339,990         23,478

AIM Value Fund                           663,314        488,889        553,356         64,467

MICROS Common Stock Fund                 630,714        181,587        238,139         56,552






* Transactions or series of transactions in excess of five percent of the current value of the Plan's assets as of December 31, 1997, as defined in
       Section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure Under ERISA.

MICROS SYSTEMS, INC. 401(K) RETIREMENT PLAN

FORM 11-K

SIGNATURES

       The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MICROS SYSTEMS, INC. 401(K) RETIREMENT PLAN

Date: June 28, 1999     By:
                            ------------------------
                            Plan Sponsor